SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. )*
EnerNOC, Inc.
 (Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
292764107
 (CUSIP Number)
Christopher P. Davis, Esq.
 Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 7, 2017
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Periam Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

1,525,120

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

1,525,120

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,525,120

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Gregory Share

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

31,800 (1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

31,800 (1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,800 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

IN

(1)	Mr. Share's holdings are through Ambina Partners, LLC, a wholly-owned Delaware limited liability company of which he is the sole Member.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jeffrey M. Tuder

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Taimur Hadi

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Pakistan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

19,681

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

19,681

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,681

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dominik Dolenec

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United Kingdom and Slovenia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

97,780(1)

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

97,780(1)

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

97,780(1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

IN (1) Includes 41,500 shares of Common Stock held in a trust for which Mr. Dolenec is a beneficiary and the sole settlor.

Item 1.	Security and Issuer.
This statement relates to the shares of Common stock, $0.001 par value (the "Common Stock"), of EnerNOC, Inc., a Delaware corporation. ("Issuer"). The Issuer's principal executive office is located at One Marina Park Drive, Suite 400, Boston, Massachusetts 02210.
Item 2.	Identity and Background.
(a)-(c) This statement is being filed by Periam Limited, a British Virgin Islands limited company, ("Periam"), Gregory Share, Jeffrey M. Tuder, Dominik Dolenec, and Taimur Hadi. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
PERIAM
The business address of Periam is c/o Al Fanar Co P B No 301, Riyadh, 11411, Saudi Arabia.
The principal business of Periam is to purchase, sell, trade and invest in securities.
GREGORY SHARE
Mr. Share's business address is c/o Ambina Partners, LLC, 1001 Brickell Bay Dr. Suite 2700, Miami, Florida 33131.  Mr. Share an independent investor focused on investments in software and financial services companies through his investment firm, Ambina Partners, LLC.

JEFFREY M. TUDER
Mr. Tuder's  business address is c/o Tremson Capital Management, 92 Nassau Street, Princeton, NJ 08540.  Mr. Tuder is the Managing Member of Tremson Capital Management, LLC, a private investment firm focused on identifying and investing in securities of undervalued publicly-traded companies.
DOMINIK DOLENEC
Mr. Dolenec's business address is 8-10 Hill Street, Mayfair, London W1J 5NQ, UK.  Mr. Dolenec is the Principal of Emona Capital, a private investment firm focusing on special situation and disruptive technology investments, both in private and public markets.
TAIMUR HADI
Mr. Hadi's business address is c/o T.H Associates FZE, Building 7, office 117, Emaar Gold and Diamond Park, Po Box 334456, Dubai, UAE.  Taimur is the founder and managing director of TH Associates, an advisory and consulting firm focused on international investments.
(d) and (e) During the last five years, none of the persons or entities listed above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Messrs. Share and Tuder are citizens of the United States of America.  Mr. Dolenec is a citizen of the United Kingdom and Slovenia.  Mr. Hadi is a citizen of Pakistan.

Item 3.	Source and Amount of Funds or Other Consideration.
Periam Limited	The aggregate purchase price of the shares of Common Stock directly owned by Periam is approximately $9,102,682.

Gregory Share
The aggregate purchase price of the shares of Common Stock beneficially owned by Mr. Share through Ambina Partners, LLC, a wholly-owned Delaware limited liability company of which he is the sole Member, is approximately $181,827, excluding brokerage commissions.

Dominik Dolenec	The aggregate purchase price of the shares of Common Stock beneficially owned by Mr. Dolenec is approximately $720,000, excluding brokerage commissions.
Taimur Hadi	The aggregate purchase price of the shares of Common Stock directly owned by Mr. Hadi is approximately $113,166, excluding brokerage commissions.

Item 4.	Purpose of Transaction.
The Reporting Persons purchased the securities of the Issuer reported herein based on their belief that such securities are undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares without affecting their beneficial ownership of Shares.
On February 24, 2017, Periam engaged Dominik Dolenec and Taimur Hadi (the "Consultants") as consultants in relation to its investment in the Issuer.
On February 24, 2017, Periam delivered a letter (the "Nomination Letter") to the Issuer nominating Gregory Share and Jeffrey M. Tuder (the "Nominees") for election to the Board of Directors of the Issuer (the "Board") at the Issuer's 2017 annual meeting of stockholders (the "Annual Meeting") (the "Solicitation").
No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons may take positions regarding or make proposals with respect to, or with respect to potential changes in, the Issuer's: operations, management, certificate of incorporation and bylaws, composition of the Board, ownership, capital or corporate structure, dividend policy, potential acquisitions or sales, businesses or assets, strategy and/or plans of the Issuer as a means of enhancing stockholder value. The Reporting Persons may change their intention with respect to any and all matters referred to in Item 4. The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and may from time to time in the future express their views to and/or meet with management, the Board, other stockholders or third parties, including, potential acquirers, service providers and financing sources, and/or may formulate plans or proposals regarding the Issuer, its assets or its securities. Such possible plans or proposals may include one or more plans or proposals that relate to or would result in one or more of the changes referred to herein, or any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.
ITEM 5.	Interest in Securities of the Issuer.
(a) As of the date hereof, the Reporting Persons collectively have economic exposure in the Issuer of approximately 5.5% of the shares of Common Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 30,430,621 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of March 6, 2017 as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2017.

As of the date hereof, Periam beneficially owned 1,525,120 shares of Common Stock, constituting approximately 5.0% of the shares of Common Stock outstanding.
As of the date hereof, Mr. Dolenec beneficially owns 97,780 shares of Common Stock, including 41,500 shares of Common Stock held through a trust for which Mr. Dolenec is a beneficiary and the sole settlor, constituting less than 1% of the shares of Common Stock outstanding.
As of the date hereof, Mr. Hadi beneficially owns 19,681 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding
As of the date hereof, none of the Nominees, other than Mr. Share, directly owns any securities of the Issuer.  As of the date hereof, Mr. Share through Ambina Partners, LLC, a wholly-owned Delaware limited liability company of which he is the sole Member, beneficially owns 31,800 shares of Common stock, constituting less than 1% of the shares of Common Stock outstanding.
Each of the Reporting Persons, as a member of a "group" with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Item 5(b) is hereby amended and restated to read as follows:
(b) Periam has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.
Mr. Share has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by him.
Mr. Dolenec has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by him.
Mr. Hadi has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by him.
(c) The transactions effected by the Reporting Persons in the past sixty days are set forth on Schedule 1 attached hereto.
(d) No person other than Periam has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Periam.
No person other than Mr. Share has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him.
No person other than Mr. Dolenec has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him.
No person other than Mr. Hadi has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by him.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
On February 21, 2017, Periam entered into Indemnification Agreements with each of the Nominees, pursuant to which, Periam has agreed to indemnify each of the Nominees for certain potential claims in connection with their standing as candidates for election to the Board.  Such agreements have no ongoing obligations or contingencies relating to the time from and after the Nominees are elected as directors of the Issuer.

On February 24, 2017, Periam entered into a Consulting Agreement (the "Consulting Agreement") with the Consultants. Pursuant to the Consulting Agreement, the Consultants have agreed to perform certain consulting, advisory and other services to Periam, including with respect to Periam's nomination of the Nominees for election to the Board and further investment in the Issuer.  Pursuant to the Consulting Agreement, Periam has agreed to indemnify the Consultants for certain potential claims, losses and expenses.

On the date hereof, Periam, the Nominees and the Consultants entered into a Joint Filing and Solicitation Agreement in which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law and to solicit proxies for the election of the Nominees at the Annual Meeting. The Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.
Item 7.	Material to be Filed as Exhibits.
Exhibit 99.1 Joint Filing Agreement.
Schedule 1 Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	April 17, 2017
PERIAM LIMITED
By: Mishal Almutlaq, as Director

By:	/s/ Mishal Almutlaq
Mishal Almutlaq
Director

By: /s/ Dominik Dolenec
Dominik Dolenec

By: /s/ Taimur Hadi
Taimur Hadi

By: /s/ Gregory Share
Gregory Share

By: /s/ Jeffrey Tuder
Jeffrey Tuder

EXHIBIT 99.1
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13D with respect to the Common stock, $0.001 par value, of EnerNOC, Inc. dated as of the date hereof is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.
Dated:	April 17, 2017
PERIAM LIMITED
By: Mishal Almutlaq, as Director

By:	/s/ Mishal Almutlaq
Mishal Almutlaq
Director

By: /s/ Dominik Dolenec
Dominik Dolenec

By: /s/ Taimur Hadi
Taimur Hadi

By: /s/ Gregory Share
Gregory Share

By: /s/ Jeffrey Tuder
Jeffrey Tuder

SCHEDULE 1
Transactions of the Reporting Persons Effected During the Past 60 Days
The following transactions were effected by Periam Limited in the Common Stock during the past 60 days:
Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share
02/20/2017	Common Stock	636,984[1]	NA
02/21/2017	Common Stock	76,000	$5.9374
02/22/2017	Common Stock	16,339	$5.8917
03/07/2017	Common Stock	6,600	$5.0504
03/09/2017	Common Stock	96	$5.2563
03/10/2017	Common Stock	20,864	$5.3016
03/21/2017	Common Stock	6,138	$5.2526
03/22/2017	Common Stock	50,000	$5.2772
03/23/2017	Common Stock	14,012	$5.3064
03/29/2017	Common Stock	983	$5.6568
03/29/2017	Common Stock	16,863[2]	NA
03/30/2017	Common Stock	25,000	$5.6568
03/31/2017	Common Stock	33,751	$5.9299
04/03/2017	Common Stock	50,000	$5.8761
04/03/2017	Common Stock	10,000	$5.9339
04/03/2017	Common Stock	20,000	$5.9242
04/03/2017	Common Stock	8,682	$5.9565
04/04/2017	Common Stock	50,000	$5.8947
04/04/2017	Common Stock	3,000	$5.9554
04/04/2017	Common Stock	30,798	$6.0072
04/05/2017	Common Stock	47,523	$6.0497
04/05/2017	Common Stock	2,477	$6.1043
04/05/2017	Common Stock	15,000	$6.1061
04/05/2017	Common Stock	26,496	$6.1073
04/05/2017	Common Stock	20,000	$6.1520
04/05/2017	Common Stock	6,800	$6.0915
04/06/2017	Common Stock	30,714	$6.0909
04/07/2017	Common Stock	50,000	$6.1311
04/07/2017	Common Stock	250,000	$6.1574

Except where noted, all of the above transactions were effected on the open market.

1 Transferred from a wholly-owned subsidiary.
2 Transferred from a wholly-owned subsidiary.